Exhibit 21.1

Subsidiary List of The KeyW Holding Corporation

Name	Jurisdiction of Organization

The KeyW Corporation	Maryland

Aeroptic, LLC (subsidiary of The KeyW Corporation)	Massachusetts

GeoVantage, Inc. (subsidiary of Aeroptic, LLC)	Delaware

Sotera Defense Solutions, Inc. (subsidiary of The KeyW Corporation)	Delaware

Potomac Fusion, LLC (subsidiary of Sotera Defense Solutions, Inc.)	Delaware